Exhibit 3.260

CERTIFICATE OF FORMATION

OF

DARIEN ALF PROPERTY, L.L.C.

This Certificate of Formation of Darien ALF Property, L.L.C. (the “LLC”) dated July 20, 2011, is being duly executed and filed by Samuel H. Kovitz, as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101 et seq.)

FIRST. The name of the limited liability company formed hereby is Darien ALF Property, L.L.C.

SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

/s/ SAMUEL H. KOVITZ
SAMUEL H. KOVITZ, Authorized Person